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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CRT Trading, LLC (formerly Ritchie Capital Investments, Ltd.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Somara C. Zwick **(630) 406-6411**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Somara C. Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CRT Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
JOSIE INLOW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-14-2007

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders'/Member's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRT Trading, LLC

(A Delaware Limited Liability Company)
(Formerly Ritchie Capital Investments, Ltd.)

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
CRT Trading, LLC

We have audited the accompanying statement of financial condition of CRT Trading, LLC (the Company) (formerly Ritchie Capital Investments, Ltd.) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 23, 2007

CRT Trading, LLC

(A Delaware Limited Liability Company)
(Formerly Ritchie Capital Investments, Ltd.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 21,259
Securities owned	35,870,846
Receivables from brokers	4,089,464
Dividends and interest receivable	53,997
Fixed assets (net of accumulated depreciation and amortization of $1,094,810)	366,424
Other assets	110,236
Total assets	$ 40,512,226
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 22,060,716
Dividends and interest payable	46,665
Payable to affiliate	53,596
Accounts payable and accrued expenses	629,480
Total liabilities	22,790,457
Member's equity	17,721,769
Total liabilities and member's equity	$ 40,512,226

See notes to statement of financial condition.

CRT Trading, LLC
(A Delaware Limited Liability Company)
(Formerly Ritchie Capital Investments, Ltd.)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Nature of Business

CRT Trading, LLC (the Company) (formerly Ritchie Capital Investments, Ltd.) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC) conducting proprietary trading activities and providing execution services to other broker-dealers using a proprietary volume-weighted average pricing (VWAP) system owned by Joseph J. Ritchie. The Company was originally incorporated under the laws of the Cayman Islands in December 1997. On December 18, 2006, the Company restructured such that it de-registered in the Cayman Islands, converted to a limited liability company in the State of Delaware, and concurrently changed its name. The restructure was effective on January 1, 2007, for operational and regulatory purposes. The Company is wholly-owned by CRT Holdings, LLC (the Member). Prior to and after the corporate restructuring, the Company is controlled by Joseph J. Ritchie.

The Company has entered into agreements with unrelated broker-dealers to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's investments and substantially all of its capital are held by such broker-dealers to facilitate the Company's trading activities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value. Market value is generally based on published market prices.

2. Summary of Significant Accounting Policies (continued)

Receivables From Brokers

Receivables from brokers include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, cash and margin balances held at the clearing brokers, and amounts earned from VWAP activities. The Company's clearing brokers charge the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on the fair value of securities sold, not yet purchased, plus any other credit balances.

Futures contracts are recorded on the trade date. Fair value is based upon the closing exchange settlement prices as of the date of valuation.

Fixed Assets

Fixed assets include computer equipment, furniture and fixtures, and leasehold improvements, and are carried at cost, less accumulated depreciation and amortization. Computer equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, and leasehold improvements are amortized over the shorter of the estimated useful life or the life of the lease.

Income Taxes

The Company is a single-member LLC and not separately liable for income taxes. The member recognizes the taxable income or loss of the Company and, therefore, no provision for taxes is made in the accompanying statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased, by the Company were comprised as follows:

	Owned	Sold, Not Yet Purchased
Equities	$35,870,846	$22,060,716

Securities owned are generally pledged to the clearing brokers on terms that permit those parties to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

4. Derivative Financial Instruments and Other Off-Balance-Sheet Risk

Derivative financial instruments traded by the Company include futures and options contracts, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to purchase or sell other financial instruments at specified future dates. As of December 31, 2006, there were no outstanding futures or option contracts.

Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses derivative financial instruments in the normal course of its business to take proprietary trading positions and to manage exposure to loss due to interest rate, exchange rate, and equity market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading activities. The Company manages the risks associated with derivatives along with its proprietary trading activities in cash instruments within the Company's overall risk management framework.

4. Derivative Financial Instruments and Other Off-Balance Sheet-Risk (continued)

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. Since the Company does not clear its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in concentrations of credit risk with one or more of these clearing firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing broker-dealers.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying financial instrument may result in comparably large trading gains or losses to the Company. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the contract expiration, regardless of the changes in their value or the Company's investment strategy.

5. Fixed Assets

At December 31, 2006, fixed assets consisted of computer equipment with a net book value of $350,130, furniture and fixtures with a net book value of $14,701, and leasehold improvements with a net book value of $1,593. The associated useful lives for these asset classes are 5, 7, and 5 years, respectively.

6. Related-Party Transactions

The Company incurred and paid management fees to a related party, Fox River Financial Resources, Inc. (Fox River). Fox River provides certain management services, such as payroll processing, accounting, and other administrative services. Fox River is a Subchapter S corporation wholly-owned by Joseph J. Ritchie.

The Company incurred and paid service fees to a wholly-owned subsidiary of the Member, CRT Capital, LLC (formerly RC Capital, LLC), for certain operating and administrative expenses, of which $53,596 is payable at December 31, 2006.

Included in other assets at December 31, 2006, is $85,236 in unsecured advances to an employee.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2006, the Company had net capital of $7,645,652, which was $7,545,652 in excess of its required net capital of $100,000.

Advances to affiliates and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

END